Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2013 (the 2013 Form 18-K). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

United Mexican States

Form of Government

Under Mexico’s proportional representation system, Congressional seats are allocated to political party representatives based on the proportion of the votes cast for those parties that receive at least 3.0% of the national vote, among other requirements. Previously, Article 32 of the Código Federal de Instituciones y Procedimientos Electorales (Federal Code of Institutions and Electoral Procedures) required a political party to receive at least 2.0% of the national vote to maintain its registration status for federal elections, but this law has since been repealed and Article 94 of the new Ley General de Partidos Políticos (General Law for Political Parties) increased the registration status requirement to 3.0% of the national vote.

The Economy

The Role of the Government in the Economy; Privatization

Since 1983, the Federal Government of Mexico (the “Government”) has prioritized the sale of its stakes in all non-strategic private sector commercial enterprises. In 1982, the Government owned or controlled 1,155 enterprises, but, as of August 15, 2014, the number of Government-owned or controlled entities stood at 189, of which nine were in the process of being privatized. Of the 180 entities not in the process of being privatized:

•	68 were empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government), which include the Banco del Ahorro Nacional y Servicios Financieros, S.N.C. (Bank of National Savings and Financial Services), the Banco Nacional de Obras y Servicios Públicos, S.N.C. (National Bank of Public Works and Services) and the Grupo Aeroportuario de la Ciudad de México, S.A. de C.V. (Airport Group of the City of Mexico);

•	93 were organismos decentralizados (decentralized instrumentalities), which include the Instituto para la Protección al Ahorro Bancario (Institute for the Protection of Bank Savings, or IPAB), the Instituto Mexicano del Petróleo (Mexican Petroleum Institute) and the Instituto Mexicano de la Propiedad Industrial (Mexican Institute of Industrial Property); and

•	19 were fideicomisos públicos (public trusts), which include the Fondo de Empresas Expropiadas del Sector Azucarero (Fund of the Expropriated Companies of the Sugar Industry) and the Fondo Nacional de Fomento al Turismo (National Fund for Tourism Development).

From 2012 through 2014, the Government did not grant any active concessions in the telecommunications sector. However, from 2012 through 2014, the Government granted the following active permits in the natural gas industry:

•	41 permits for the transport of natural gas; and

•	four permits for the distribution of natural gas.

Legal and Political Reforms

On December 11, 2014, the first round of the Licitación Pública Internacional (International Competitive Bidding, or “Round One”) was announced in the Diario Oficial de la Federación (Official Gazette of the Federation). By means of this bidding process, the Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission) summoned foreign and national entities and productive state-owned companies to participate in a bid for contracts relating to the exploration and extraction of hydrocarbons in fourteen shallow-water contractual areas. In total, 169 shallow-water blocks will be made available to bidders during Round One, 109 of which correspond to exploration areas and 60 of which correspond to extraction areas. The final terms of the bidding process will be published in the Official Gazette of the Federation on June 15, 2015, and the deadline for the execution of the related contracts is August 21, 2015.

On December 2, 2014, a statement made by Pedro Joaquín Coldwell, Mexico’s Secretary of Energy, pursuant to the Décimo Transitorio (Tenth Transitory Article) of the Ley de Petróleos Mexicanos (PEMEX Law) was published in the Official Gazette of the Federation. In this statement, Coldwell declared that the new Board of Directors of Petróleos Mexicanos (PEMEX), established in October 2014, contains the adequate mechanisms for oversight, transparency and accountability required under the PEMEX Law. With the release of this statement, the new legal and administrative regime governing PEMEX’s budgetary, debt, acquisition, lease, services and work, and administrative responsibilities is now effective.

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

	Real GDP by Sector
	2009		2010		2011(1)		2012(1)		2013(1)		First nine months of 2014(1)
	(in billions of constant pesos)(2)

Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(3)	Ps.	383.2	Ps.	386.1	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	394.7
Secondary Activities:
Mining		1,012.1		1,021.0		1,017.2		1,026.4		1,025.4		1,007.7
Utilities		255.8		267.4		286.0		292.1		293.6		295.2
Construction		968.2		975.5		1,015.1		1,040.0		990.3		974.9
Manufacturing		1,857.9		2,016.7		2,109.3		2,194.3		2,218.4		2,287.4
Tertiary activities:
Wholesale and retail trade		1,563.5		1,749.0		1,919.1		2,010.6		2,057.4		2,084.9
Transportation and warehousing		650.0		700.1		728.4		758.0		777.5		784.2
Information		352.0		355.3		371.1		431.6		453.1		459.2
Finance and insurance		403.9		488.6		523.3		563.4		618.6		617.6
Real estate, rental and leasing		1,464.0		1,504.5		1,548.5		1,587.2		1,603.1		1,631.8
Professional, scientific and technical services		274.5		274.2		288.3		291.4		294.8		286.6
Management of companies and enterprises		68.2		71.8		74.4		80.8		79.4		82.5
Administrative and support and waste management and remediation services		370.8		373.4		395.7		412.9		430.7		425.0
Education services		473.0		473.9		481.3		492.0		495.9		497.7
Health care and social assistance		255.2		254.9		260.3		265.9		272.5		274.1
Arts, entertainment and recreation		55.0		57.3		56.9		58.5		60.6		58.0
Accommodation and food services		251.1		255.9		259.8		273.9		279.0		283.9
Other services (except public administration)		254.1		256.7		261.5		270.0		274.9		276.9
Public administration		467.4		478.8		472.1		489.5		488.8		495.6

Gross value added at basic values		11,379.9		11,961.2		12,445.4		12,943.8		13,123.2		13,218.1
Taxes on products, net of subsidies		300.8		316.5		328.8		342.3		347.8		350.3

GDP	Ps.	11,680.7	Ps.	12,277.7	Ps.	12,774.2	Ps.	13,286.2	Ps.	13,470.9	Ps.	13,568.4

Note: Numbers may not total due to rounding.

(1)	Preliminary figures. GDP figures for the first nine months of 2014 have been annualized.
(2)	Based on GDP calculated in constant 2008 pesos.
(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI).

Real GDP Growth by Sector

(% change against prior years)(1)

	2009	2010	2011(2)	2012(2)	2013(2)	First nine months of 2014(2)(3)
GDP (constant 2008 prices)	(4.7)%	5.1%	4.0%	4.0%	1.4%	1.9%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock	(2.5)	0.8	(2.3)	7.4	0.9	3.9
Secondary Activities:
Mining	(4.0)	0.9	(0.4)	0.9	(0.1)	(1.1)
Utilities	1.3	4.5	6.9	2.1	0.5	1.8
Construction	(6.1)	0.8	4.1	2.5	(4.8)	0.4
Manufacturing	(8.4)	8.5	4.6	4.0	1.1	3.4
Tertiary activities:
Wholesale and retail trade	(12.5)	11.9	9.7	4.8	2.3	2.6
Transportation and warehousing	(7.2)	7.7	4.0	4.1	2.6	1.7
Information	8.5	1.0	4.4	16.3	5.0	2.2
Finance and insurance	3.4	21.0	7.1	7.7	9.8	1.3
Real estate, rental and leasing	1.1	2.8	2.9	2.5	1.0	2.2
Professional, scientific and technical services	(5.0)	(0.1)	5.1	1.1	1.2	0.1
Management of companies and enterprises	(8.2)	5.3	3.5	8.6	(1.8)	3.6
Administrative support, waste management and remediation services	(7.0)	0.7	6.0	4.4	4.3	0.5
Education services	0.2	0.2	1.6	2.2	0.8	1.7
Health care and social assistance	2.0	(0.1)	2.1	2.1	2.5	0.7
Arts, entertainment and recreation	(4.1)	4.1	(0.7)	2.9	3.4	(0.4)
Accommodation and food services	(9.6)	1.9	1.5	5.4	1.8	2.6
Other services (except public administration)	(0.6)	1.0	1.9	3.3	1.8	1.3
Public administration	2.0	2.4	(1.4)	3.7	(0.1)	3.0

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. GDP figures for the first nine months of 2014 have been annualized. Further, nominal GDP figures for 2013 reflect the latest INEGI release.
(3)	First nine months of 2014 results are as compared to the same period of 2013.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 1.9% in real terms during the first nine months of 2014, as compared to the same period of 2013. This increase was primarily due to growths in the manufacturing, primary activities (agriculture, forestry, fishing, hunting and livestock), and the management of companies and enterprises sectors.

According to preliminary figures, Mexico’s nominal GDP for the first nine months of 2014 was Ps. 16,794.7 billion, a 5.6% nominal increase from the level of Ps. 15,903.2 billion for the same period of 2013. As with all quarterly GDP figures released by INEGI, this nominal GDP figure has been annualized by multiplying the GDP results for the latest available quarterly figures by four, and it is calculated as such because it provides the closest approximation for year-end GDP performance until year-end GDP figures are released.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for the eleven months ended November 30, 2014 was 3.6%, 19 percentage points higher than during the same period of 2013. This was primarily caused by an increase in the production of food, beverage and tobacco products and other services.

Interest Rates

During 2014, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.00%, as compared to 3.75% during 2013. Interest rates on 91-day Cetes averaged 3.12%, as compared to 3.81% during 2013.

On January 8, 2015, the 28-day Cetes rate was 2.43% and the 91-day Cetes rate was 2.93%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.5% as of November 30, 2014, a four percentage point increase from the rate during the same period of 2013.

As of September 30, 2014, the total economically active population in Mexico older than 14 years of age consisted of 52.4 million individuals, while the unemployed population in Mexico older than 14 years of age consisted of 2.7 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of September 30, 2014:

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%
Total	2,746,235	100	1,710,388	62	1,035,847	38
14-24 years	1,014,169	37	611,866	36	402,303	39
25-44 years	1,241,571	45	742,044	43	499,527	48
45-64 years	450,672	16	323,654	19	127,018	12
65+ years	39,744	1	32,745	2	6,999	1

Source: INEGI

Unemployment has been, and continues to be, particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth the unemployment rate and the total unemployed population in Mexico by state as of September 30, 2014:

	Unemployment Rate %	Population
Aguascalientes	6.3	1,270,174
Baja California	6.1	3,432,944
Baja California Sur	6.9	741,037
Campeche	2.8	894,136
Coahuila	4.8	2,925,594
Colima	5.1	710,982
Chiapas	3.7	5,186,572
Chihuahua	4.6	3,673,342
Distrito Federal	7.3	8,874,724
Durango	6.2	1,746,805
Guanajuato	5.1	5,769,524
Guerrero	2.1	3,546,710
Hidalgo	4.8	2,842,784
Jalisco	5.7	7,838,010
México	6.1	16,618,929
Michoacán	3.4	4,563,849
Morelos	4.8	1,897,393
Nayarit	7.0	1,201,202
Nuevo León	5.8	5,013,589
Oaxaca	3.2	3,986,206
Puebla	4.1	6,131,498
Querétaro	6.9	1,974,436
Quintana Roo	5.7	1,529,877
San Luis Potosí	3.5	2,728,208
Sinaloa	6.1	2,958,691
Sonora	6.8	2,892,464
Tabasco	6.3	2,359,444
Tamaulipas	6.2	3,502,721
Tlaxcala	6.0	1,260,628
Veracruz	3.9	7,985,893
Yucatán	3.3	2,091,513
Zacatecas	4.5	1,563,324

Source: INEGI and Consejo Nacional de Poblacion (National Population Council)

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of November 30, 2014:

Percentage
Services	41.4
Commerce	19.5
Manufacturing	16.0
Agriculture	14.3
Construction	7.5
Other	0.7
Unspecified	0.7

Source: INEGI and National Population Council

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years) (1)

	2010	2011(2)	2012(2)	2013(2)	First nine months of 2014(2)(3)
Food	1.7%	2.2%	2.6%	0.2%	1.0%
Beverage and tobacco products	0.6	4.6	2.6	0.6	4.5
Textile mills	10.9	(4.4)	3.1	(3.2)	(3.9)
Textile product mills	2.5	(2.9)	(0.1)	3.7	1.8
Apparel	4.6	0.2	(0.5)	3.3	(2.1)
Leather and allied products	7.7	(0.7)	3.5	1.0	(1.6)
Wood products	5.5	5.1	13.0	(2.8)	(0.2)
Paper	3.7	(0.8)	4.8	2.2	2.7
Printing and related support activities	10.0	4.2	(4.1)	(7.0)	(4.5)
Petroleum and coal products	(7.2)	(3.6)	1.1	3.2	(3.2)
Chemicals	(0.4)	(0.1)	(0.3)	2.4	(0.9)
Plastics and rubber products	13.5	6.7	9.0	(1.2)	4.8
Nonmetallic mineral products	4.7	3.7	2.3	(2.9)	1.1
Primary metals	12.4	4.3	2.2	(0.2)	10.3
Fabricated metal products	8.8	7.0	3.9	(5.4)	6.1
Machinery	47.2	13.3	5.3	1.6	(2.0)
Computers and electronic products	3.7	6.7	0.5	4.2	3.7
Electrical equipment, appliances and components	10.1	(1.1)	1.8	(3.7)	4.6
Transportation equipment	42.2	16.6	14.1	5.4	10.9
Furniture and related products	7.1	1.2	2.8	(6.0)	(5.1)
Miscellaneous	1.9	5.1	0.4	1.3	7.2
Total expansion/contraction	8.5	4.6	4.0	1.1	3.4

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.
(3)	First nine months of 2014 results as compared to the corresponding period of 2013.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 1.1% in real terms during 2013 as compared to 2012. This expansion was primarily due to, among other things, an increase in non-automotive manufacturing exports to the United States and an expansion of the mining sector. In particular, manufacturing output for computers and electronic products increased by 4.2% in 2013, as compared to a 0.5% increase in 2012, and manufacturing output for transportation equipment increased by 5.4% in 2013, as compared to a 14.1% increase in 2012. These changes were due to actions taken by the Government through the Programa para el Desarrollo de las Industrias de Alta Tecnología (Program for the Development of High Technology Industries) to boost sales, production, employment, productivity and the competitiveness of high-tech Mexican industries, thereby varying performance in these sectors from year to year. In total, nine manufacturing sectors contracted and twelve sectors expanded in 2013, each as compared to 2012.

According to preliminary figures, the manufacturing sector expanded by 3.4% in real terms during the first nine months of 2014 as compared to the same period in 2013. This expansion was primarily due to an increase in the manufacturing of primary metals and transportation equipment. In total, nine manufacturing sectors contracted during the first nine months of 2014, while 12 sectors grew in the first nine months of 2014, each as compared to the same period in 2013.

Petroleum and Petrochemicals

Based on its unaudited condensed consolidated interim financial statements for the first nine months of 2013 and 2014, PEMEX’s total sales increased by 2.0%, from Ps. 1,198.7 billion in the first nine months of 2013 to Ps. 1,222.5 billion in the first nine months of 2014. This increase in total sales resulted primarily from a 5.5% increase in domestic sales due to increases in sales prices of natural gas, diesel, gasoline and liquefied petroleum gas, which was partially offset by a 2.4% decrease in export sales, as described below.

PEMEX’s domestic sales increased by 5.5% in the first nine months of 2014, from Ps. 678.6 billion in the first nine months of 2013 to Ps. 715.7 billion in the first nine months of 2014, primarily due to increases in sales prices of natural gas, diesel, gasoline and liquefied petroleum gas, which were partially offset by lower sales volumes of fuel oil as a result of the Comisión Federal de Electricidad (Federal Electricity Commission) replacing fuel oil with lower-cost natural gas to operate its plants during this period. Domestic sales of petroleum products increased by 3.9% in the first nine months of 2014, from Ps. 600.1 billion in the first nine months of 2013 to Ps. 623.8 billion in the first nine months of 2014, primarily due to increases in the sales prices of gasoline and diesel. Domestic sales of dry natural gas increased by 22.9% in the first nine months of 2014, from Ps. 50.5 billion in the first nine months of 2013 to Ps. 62.1 billion in the first nine months of 2014, primarily due to increases in sales prices and an increase in demand from the Federal Electricity Commission. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) increased by 1.4%, from Ps. 28.0 billion in the first nine months of 2013 to Ps. 28.4 billion in the first nine months of 2014, primarily due to an increase in the sales price of polyethylene.

PEMEX’s total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 11.0% in peso terms in 2013, from Ps. 772.7 billion in 2012 to Ps. 687.7 billion in 2013, primarily due to a decrease in the volume of crude oil exports and a 3.3% decrease in prices. The volume of crude oil exports decreased by 5.3% in 2013, from 1,255.5 thousand barrels per day in 2012 to 1,188.8 thousand barrels per day in 2013, mainly due to a 1.0% decrease in crude oil production and a decrease in the availability of crude oil for export due to increased crude oil processing in PEMEX’s refineries. Crude oil export sales accounted for 88.5% of PEMEX’s total export sales (excluding the trading activities of the PMI Group, which is composed of P.M.I. Comercio Internacional, S.A. de C.V., P.M.I. Trading, Ltd. and their affiliates) in 2013, as compared to 89.9% in 2012. These crude oil sales decreased in peso terms by 11.3% in 2013, from Ps. 618.1 billion in 2012 to Ps. 548.4 billion in 2013, and decreased in dollar terms by 8.7% in 2013, from U.S. $47.0 billion in 2012 to U.S. $42.9 billion in 2013. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2013 was U.S. $98.46, 3.3% lower than the weighted average price of U.S. $101.82 in 2012.

The largest proportion of PEMEX’s crude oil export sales has consistently been to customers in the United States, Spain, India, Canada and China. Since 2009, the percentage of PEMEX’s crude oil export sales to the United States and Canada compared to its total crude oil export sales has declined, while the proportion of crude oil export sales to countries in Europe and Asia, particularly Spain and India, has increased. In 2013, 72.1% of PEMEX’s crude oil exports were to customers located in the United States, which represents a 4.1% decrease as compared to 2012. The decrease in PEMEX’s crude oil exports to the United States can be attributed mainly to the steady increase of domestic production of light and extra-light crude oil in the United States, primarily as a result of shale discoveries and advances in technology that have made extraction of oil from shale rock commercially viable. In response to the increased availability of light crude oil in the U.S. Gulf of Mexico and other developing trends in international demand for imported crude oil, PEMEX has expanded the scope of its geographic distribution, with a particular emphasis on crude oil exports to Spain and India. In January 2014, PEMEX began exporting Olmeca, an extra-light crude oil, to European countries other than Spain, as part of a renewed strategy to diversify and strengthen the presence of Mexican crude oil in the international market.

Export sales of petroleum products, including natural gas and natural gas liquids, increased from 9.6% of PEMEX’s total export sales (excluding the trading activities of the PMI Group) in 2012 to 11.2% of those export sales in 2013. PEMEX’s export sales of petroleum products, including natural gas and natural gas liquids, increased by 4.7%, from Ps. 66.0 billion in 2012 to Ps. 69.1 billion in 2013, primarily due to an increase in the volume of fuel oil sold. In dollar terms, export sales of petroleum products, including natural gas and natural gas liquids, increased by 8.0%, from U.S. $5.0 billion in 2012 to U.S. $5.4 billion in 2013. In 2013, PEMEX’s exports of petroleum products by volume increased by 7.8%, from 152.6 thousand barrels per day in 2012 to 164.5 thousand barrels per day in 2013. PEMEX’s export sales of natural gas increased by 300.0%, from Ps. 0.01 billion in 2012 to Ps. 0.04 billion in 2013. This increase was mainly due to an increase in the price and volume of natural gas sold as a result of higher demand in the international market. Petrochemical products accounted for the remainder of PEMEX’s export sales in 2012 and 2013. PEMEX’s export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 40.5% in 2013, from Ps. 3.7 billion in 2012 to Ps. 2.2 billion in 2013, primarily as a result of decreases in the prices and volumes of ammonia, butadiene and ethylene. In dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 39.4% in 2013, from U.S. $282.6 million in 2012 to U.S. $171.3 million in 2013. In 2013, PEMEX’s exports of petrochemical products by volume decreased by 0.6%, from 1,344.7 thousand metric tons in 2012 to 1,336.9 thousand metric tons in 2013, due to lower sales of ethylene, ammonia and polyethylenes.

In the first nine months of 2014, PEMEX’s total export sales decreased by 2.4%, from Ps. 512.7 billion in the first nine months of 2013 to Ps. 500.2 billion in the first nine months of 2014, primarily due to a 6.9% decrease in the weighted average prices of export crude oil and a 4.8% decrease in export crude oil sales volume resulting from a decrease in the availability of crude oil for export. Crude oil and condensate export sales accounted for 86.9% of PEMEX’s export sales (excluding the trading activities of the PMI Group) in the first nine months of 2014, as compared to 89.4% in the first nine months of 2013. PEMEX’s crude oil and condensate export sales decreased in peso terms by 8.6%, from Ps. 412.1 billion in the first nine months of 2013 to Ps. 376.8 billion in the first nine months of 2014, primarily due to a 6.9% decrease in the weighted average export price of the Mexican crude oil basket, from U.S. $100.69 per barrel in the first nine months of 2013 to U.S. $93.77 in the first nine months of 2014. The volume of PEMEX’s crude oil exports decreased by 4.3%, from 1,173 thousand barrels per day in the first nine months of 2013 to 1,122 thousand barrels per day in the first nine months of 2014, primarily due to a decrease in crude oil production.

Export sales of petroleum products represented 12.8% of PEMEX’s export sales (excluding the trading activities of the PMI Group) in the first nine months of 2014, as compared to 10.2% in the first nine months of 2013. Export sales of petroleum products increased by 17.2%, from Ps. 47.2 billion in the first nine months of 2013 to Ps. 55.3 billion in the first nine months of 2014, primarily due to an increase in the volume of fuel oil available for sale as a result of the Federal Electricity Commission’s decreased demand for this product and an increase in the volume of liquefied petroleum gas sold. Petrochemical products accounted for the remainder of PEMEX’s export sales (excluding the trading activities of the PMI Group) in the first nine months of 2013 and 2014 (0.37% and 0.32%, respectively). Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 17.6%, from Ps. 1.7 billion in the first nine months of 2013 to Ps. 1.4 billion in the first nine months of 2014, primarily due to a decrease in the sales prices of certain petrochemical products, such as sulfur, ammonia and ethylene.

In the first nine months of 2014, PEMEX reported a net loss of Ps. 148.0 billion (U.S. $11.0 billion) on Ps. 1,222.5 billion in total sales, as compared to a net loss of Ps. 92.6 billion (U.S. $6.9 billion) on Ps. 1,198.7 billion in total sales in the first nine months of 2013. This increase in net loss during the first nine months of 2014 is primarily explained by: (i) a decrease in other revenues and expenses, net, due primarily to a lower credit attributable to the negative rate of the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services) and (ii) an increase in cost of sales and general expenses. This increase was only partially offset by a 5.5% increase in domestic sales during this period.

A decree amending Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation on December 20, 2013. This decree is directed at both the hydrocarbons and the electric power sectors and includes transitional articles that, among other things, set forth the general framework for modifications to the fiscal regime applicable to participants in the Mexican hydrocarbons industry, including PEMEX. On August 11, 2014, a decree enacting the secondary legislation approved by Congress relating to the amendments to Articles 25, 27 and 28 of the Constitution was published in the Official Gazette of the Federation. The secondary legislation includes a new Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Revenue Law), as well as amendments to the Ley Federal de Derechos (Federal Duties Law).

The Hydrocarbons Revenue Law sets forth, among other things, the fiscal terms to be established with respect to the exploration and production activities carried out in Mexico through contracts granted by the Government to PEMEX or third parties, as well as assignments to PEMEX. Specifically, these fiscal terms contemplate the following taxes, duties, royalties and other payments to the Government (in addition to any taxes owed pursuant to the Ley de Ingresos de la Federación (Federal Revenue Law) and other applicable tax laws):

•	Exploratory Phase Contractual Fees: During the exploratory phase of a project governed by a license, production-sharing contract or profit-sharing contract, the Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this tax increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. These amounts will be updated on a yearly basis in accordance with the national consumer price index.

•	Royalties: Royalty payments to the Government are determined based on the “contractual value” of the relevant hydrocarbons, which is based on a variety of factors, including the type of hydrocarbons (crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the market price. Royalties are payable in connection with licenses, production-sharing contracts and profit-sharing contracts.

•	Contractual Value Payment: Licenses require a payment calculated as a percentage of the “contractual value” of the hydrocarbons produced, as determined by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) on a contract-by-contract basis.

•	Operating Profit Payment: Production-sharing contracts and profit-sharing contracts require a payment equivalent to a specified percentage of operating profits. In the case of production-sharing contracts, this payment is to be made in kind through delivery of the hydrocarbons produced. In the case of profit-sharing contracts, this payment is to be made in cash.

•	Signing Bonus: Upon execution of a license, a signing bonus is to be paid to the Government in an amount specified by the Ministry of Finance and Public Credit in the relevant bidding terms and conditions.

•	Hydrocarbons Exploration and Extraction Activities Tax: License, production-sharing contract, profit-sharing contract and services contract (which we refer to collectively as government contracts) and assignments granted by the Government will include a specified tax on the exploration and extraction activities carried out in the relevant area. A monthly tax of Ps. 1,500 per square kilometer is payable during the exploration phase until the extraction phase begins. During the extraction phase of a project, a monthly tax of Ps. 6,000 per square kilometer is payable until the relevant government contract or assignment is terminated.

Under the Hydrocarbons Revenue Law, exploration and production activities associated with government contracts are not subject to a value added tax.

The Hydrocarbons Revenue Law also establishes the following duties applicable to assignments granted by the Government:

•	Profit-sharing Duty: As of January 1, 2015, this duty is equivalent to 70% of the value of hydrocarbons produced in the relevant area, less certain permitted deductions. Pursuant to the Hydrocarbons Revenue Law, this duty is to decrease on an annual basis until January 1, 2019, at which point it will be set at 65%.

•	Hydrocarbons Extraction Duty: This duty is to be determined based on a rate linked to the type of hydrocarbons (e.g., crude oil, associated natural gas, non-associated natural gas or condensates), the volume of production and the relevant market price.

•	Exploration Hydrocarbons Duty: The Government is entitled to collect a monthly payment of Ps. 1,150 per square kilometer of non-producing areas. After 60 months, this tax increases to Ps. 2,750 per square kilometer for each additional month that the area is not producing. These amounts will be updated on a yearly basis in accordance with the national consumer price index.

Transportation and Communications

As of December 31, 2013 and per 100 inhabitants, Mexico had an estimated:

•	17.2 telephone lines in service, the same as at December 31, 2012;

•	89.0 cellular mobile telephones in service, as compared to 85.6 at December 31, 2012; and

•	24.3 inhabitants had internet connectivity, as compared to 20.9 at December 31, 2012.

Agriculture

From 2012 to 2013, sugar harvesting levels increased. The 2012-2013 harvest yielded 7.0 million tons of sugar, as compared to the 5.0 million tons of sugar yielded during the 2011-2012 harvest. Since 2012, the Mexican sugar industry has been characterized by an increase in production, as well as an increase in the import of fructose. The increase in sugar production during the 2012-2013 sugar harvest cycle was primarily caused by a greater crop area and yield per hectare as compared to previous years, as well as favorable weather conditions. World sugar production has similarly increased over the past four years, yielding a record 174.5 million tons during the 2012-2013 sugar harvest cycle.

Electric Power

In 2013, Mexican energy sources produced 258,612.6 gigawatt hours of electricity, a decrease of 1.3% as compared to 2012 (and an overall increase of 10.0% since 2009). Mexico exported 1,240.1 gigawatt hours of this electricity in 2013, as compared to 1,116.7 gigawatt hours in 2012. As of December 31, 2013, installed generating capacity was 54,034.9 megawatts, an increase of 1.7% from 2012. Domestic energy generation in 2013 was further supplemented by imports of electricity totaling 1,209.8 gigawatt hours.

The above-mentioned domestic energy generation does not take into account self-supply energy generation, which is private sector-based and which has rapidly increased over the course of the last several years. For instance, in 2013, self-supply energy generation totaled 15,449 gigawatt hours, an increase of 25.6% from the 12,283 gigawatt hours generated in 2012. Accordingly, when taking self-supply energy generation into account, a total of 268,673 gigawatt hours were generated in 2013, an increase of 0.4% from the 267,576 gigawatt hours generated in 2012. Additionally, it should be noted that generation capacity calculations also take into account public services, independent producers (self-supply) and other non-public entities.

Financial System

Central Bank and Monetary Policy

At October 31, 2014, Mexico’s M1 money supply was 13.4% greater in real terms than the level at October 31, 2013. The amount of bills and coins held by the public was 13.1% greater in real terms than at October 31, 2013. In addition, the aggregate amount of checking account deposits denominated in pesos was 12.5% greater in real terms than on the same date in 2013.

At October 31, 2014, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 6.5% greater in real terms than financial savings at October 31, 2013. Savings generated by Mexican residents increased by 4.8% and savings generated by non-residents increased by 13.9%, both in real terms, as compared to the same period of 2013.

At January 7, 2015, the monetary base totaled Ps. 1,037.4 billion, a 13.0% nominal increase from the level of Ps. 917.9 billion at December 31, 2013, due to an increase in foreign reserve assets and bills, and bills and coins.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At January 8, 2015, the IPC stood at 42,402.3 points, representing a 1.7% decrease from the level at December 31, 2014.

Banking Supervision and Support

At December 31, 2013, the total amount of past-due commercial bank loans (excluding banks under Government intervention and those in special situations) was Ps. 91.2 billion, as compared to Ps. 61.4 billion at December 31, 2012. The total loan portfolio of the banking system was 5.6% greater in real terms at December 31, 2013 than the total loan portfolio at December 31, 2012. Moreover, the past-due loan ratio of commercial banks was 3.1% at December 31, 2013, as compared to a ratio of 2.3% at December 31, 2012. This increase was due to the deteriorating quality of personal loans and loans granted to homebuilders. The amount of commercial bank loan loss reserves (excluding banks under Government intervention and those in special situations) totaled Ps. 127.4 billion at December 31, 2013, as compared to Ps. 109.7 billion at December 31, 2012. As a result, commercial banks had reserves covering 139.8% of their past-due loans at December 31, 2013, well exceeding the minimum reserve level of 10.5%.

At October 31, 2014, the total loan portfolio of the banking system was 0.5% greater in real terms than the total loan portfolio at December 31, 2013. According to preliminary figures, at October 31, 2014, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 95.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 3.1%, the same as at December 31, 2013. The amount of loan loss reserves held by commercial banks at October 31, 2014 totaled Ps. 122.2 billion, as compared to Ps. 127.4 billion at December 31, 2013. As a result, commercial banks had reserves covering 128.3% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first eleven months of 2014, Mexico registered a trade deficit of U.S. $2.4 billion, as compared to a trade deficit of U.S. $2.8 billion for the same period of 2013. This was caused mainly by an increase in non-petroleum exports and exports of manufactured goods in the first eleven months of the year. In particular, exports increased as follows, each as compared to the first eleven months of 2013:

•	petroleum exports increased by 6.7%;

•	non-petroleum exports increased by 26.8%;

•	exports of manufactured goods increased by 26.5%, to U.S. $365.1 billion, as compared to U.S. $288.5 billion during the first eleven months of 2013; and

•	merchandise exports increased by 24.2%, to U.S. $432.2 billion, as compared to U.S. $348.0 billion during the first eleven months of 2013.

According to preliminary figures, during the first eleven months of 2014, total imports increased by 23.9%, to U.S. $434.6 billion, as compared to U.S. $350.8 billion for the same period of 2013. In particular, imports increased as follows, each as compared to the first eleven months of 2013:

•	imports of intermediate goods increased by 25.5%;

•	imports of capital goods increased by 19.9%; and

•	imports of consumer goods increased by 18.4%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2009	2010	2011	2012	2013	First eleven months of 2014(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$30,831	$41,693	$56,443	$52,956	$49,493	$48,133
Crude oil	25,614	35,919	49,381	46,852	42,723	40,947
Other	5,217	5,775	7,063	6,103	6,770	7,186
Non-oil products	198,872	256,780	292,990	317,814	330,534	384,054
Agricultural	7,726	8,610	10,310	10,914	11,246	13,412
Mining	1,448	2,424	4,064	4,907	4,714	5,562
Manufactured goods(2)	189,698	245,745	278,617	301,993	314,573	365,079

Total merchandise exports	229,704	298,473	349,433	370,770	380,027	432,187
Merchandise imports (f.o.b.)
Consumer goods	32,828	41,423	51,790	54,272	57,329	62,464
Intermediate goods(2)	170,912	229,812	264,020	277,911	284,823	329,670
Capital goods	30,645	30,247	35,032	38,568	39,057	42,485

Total merchandise imports	234,385	301,482	350,843	370,752	381,210	434,619

Trade balance	$(4,681)	$(3,009)	$(1,410)	$18	$(1,184)	$(2,432)

Average price of Mexican oil mix(3)	$57.40	$72.46	$101.13	$101.96	$98.46	$89.85

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during the first nine months of 2014, Mexico’s current account registered a deficit of 1.5% of GDP, or U.S. $19.3 billion, as compared to a deficit of U.S. $20.4 billion for the same period of 2013, which was primarily due to an increase in merchandise imports. The capital account registered a surplus of U.S. $40.1 billion during the first nine months of 2014, as compared to a surplus of U.S. $40.9 billion during the same period of 2013. Foreign investment in Mexico totaled U.S. $35.3 billion during the first nine months of 2014 and was composed of direct foreign investment inflows totaling U.S. $15.3 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $19.9 billion.

At December 31, 2014, Banco de México’s international reserves totaled U.S. $192.6 billion, an increase of U.S. $16.1 billion as compared to international reserves at December 31, 2013. At December 31, 2014, Banco de México’s net international assets totaled U.S. $195.1 billion, an increase of U.S. $14.8 billion from the amount at December 31, 2013.

The following table sets forth Mexico’s balance of payments for the periods indicated:

Balance of Payments

	2009	2010	2011	2012	2013	First nine months of 2013	First nine months of 2014(1)
		(in millions of dollars)
I. Current account(2)	$(7,724)	$(3,230)	$(11,836)	$(15,263)	$(26,284)	$(20,383)	$(19,345)
Credits	273,250	346,529	399,248	423,510	432,753	321,170	334,481
Merchandise exports (f.o.b.)	229,704	298,473	349,375	370,770	380,027	281,198	294,006
Non-factor services	15,096	15,621	16,153	16,817	20,829	15,769	16,012
Tourism	11,513	11,992	11,869	12,739	13,949	10,258	12,038
Others	3,583	3,629	4,284	4,078	6,880	5,512	3,974
Factor Services	6,797	10,812	10,569	13,154	9,659	7,543	6,595
Interest	4,253	3,388	3,475	2,671	2,391	1,867	1,701
Others	2,544	7,424	7,094	10,483	7,269	5,676	4,893
Transfers	21,653	21,623	23,152	22,768	22,238	16,660	17,869
Debits	280,974	349,759	411,084	438,772	459,038	341,553	353,826
Merchandise imports (f.o.b.)	234,385	301,482	350,843	370,752	381,210	284,188	295,768
Non-factor services	25,139	25,565	30,289	30,835	32,335	23,970	26,041
Insurance and freight	7,510	8,723	10,225	9,726	9,755	7,299	8,637
Tourism	7,207	7,255	7,832	8,449	9,122	6,437	6,915
Others	10,422	9,587	12,232	12,661	13,457	10,234	10,489
Factor services	21,389	22,626	29,774	36,976	45,364	33,293	31,919
Interest	12,886	14,161	17,688	20,296	23,276	16,005	17,686
Others	8,503	8,465	12,086	16,680	22,089	17,289	14,233
Transfers	60	86	178	209	128	101	98
II. Capital account	16,181	45,598	50,985	54,645	60,818	40,900	40,109
Liabilities	34,272	91,492	61,714	88,684	103,531	72,607	60,473
Loans and deposits	10,033	45,428	13,075	14,357	43,329	26,764	25,219
Development banks	794	648	(283)	398	426	(279)	188
Commercial banks	(3,918)	29,323	(953)	(3,206)	15,112	10,629	4,487
U.S. Federal Reserve swap facility	7,229	(3,221)	—	—	—	—	—
Non-financial public sector	9,638	13,021	5,910	8,397	8,204	4,136	13,186
Non-financial private sector	(3,711)	5,657	8,401	8,769	19,587	12,278	7,358
PIDIREGAS(3)	—	—	—	—	—	—	—
Foreign investment	24,239	46,063	48,639	74,326	60,202	45,844	35,254
Direct	16,605	22,563	23,553	17,810	39,172	32,970	15,310
Portfolio	7,634	23,500	25,086	56,517	21,030	12,874	19,944
Equity securities	4,155	373	(6,566)	9,877	(943)	(1,243)	5,888
Debt securities	3,479	23,127	31,651	46,640	21,973	14,117	14,056
Assets	(18,091)	(45,893)	(10,728)	(34,039)	(42,713)	(31,707)	(20,364)
III. Errors and omissions	(3,123)	(19,689)	(10,712)	(18,660)	(16,889)	(8,064)	(6,344)
IV. Change in net international reserves(4)	5,397	22,759	28,879	21,040	13,006	8,578	14,062

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(3)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) are recorded as non-financial public sector indebtedness.
(4)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.

Source: Banco de México.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (the IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Following this renewal and amendment, the amount available under Mexico’s credit line with the IMF is approximately U.S. $70 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Direct Foreign Investment in Mexico

According to preliminary figures, during 2013, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $60.2 billion, as compared to U.S. $74.3 billion in 2012, and was composed of direct foreign investment (investment in real assets such as land, buildings or plants in Mexico) of U.S. $39.2 billion and net foreign portfolio investment (investment activity that involves the purchase of Mexico-based stocks, bonds, commodities or money market instruments, including securities placed abroad) inflows of U.S. $21.0 billion, as compared to U.S. $17.8 billion and U.S. $56.5 billion in 2012, respectively. These decreases were due to one-off transactions by Mexican corporations, such as international merger and acquisition transactions. For instance, in the first six months of 2013, Mexico recorded a historic amount of direct foreign investment (U.S. $23.9 billion), which included an atypical corporate transaction: the acquisition of Grupo Modelo by AB InBev in the amount of U.S. $13.3 billion.

Exchange Controls and Foreign Exchange Rates

On December 31, 2014, the peso/dollar exchange rate closed at Ps. 14.7180 = U.S. $1.00, a 12.6% depreciation in dollar terms as compared to the rate on December 31, 2013.

The peso/U.S. dollar exchange rate announced by Banco de México on January 8, 2015 (which took effect on the second business day thereafter) was Ps. 14.8479 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 437.1 billion (including physical investment expenditures by PEMEX) during the first ten months of 2014, or 3.4% of GDP. This deficit was Ps. 374.2 billion during the same period of 2013. The public sector balance registered a deficit of Ps. 132.9 billion (excluding physical investment expenditures by PEMEX) during the first ten months of 2014, as compared to a Ps. 126.6 billion deficit registered for the same period of 2013.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 216.4 billion during the first ten months of 2014, 768.9% higher in nominal terms than for the first ten months of 2013. This decrease was primarily due to lower oil-related revenues, resulting in a higher corresponding increase in expenditures and a lower corresponding increase in revenues as compared to 2013.

According to preliminary figures, during the first ten months of 2014, public sector budgetary revenues amounted to Ps.3,182 billion in nominal pesos, 2.5% greater in real terms as compared to the same period of 2013. During the first ten months of 2014, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2013:

•	crude oil revenues decreased by 1.8%;

•	non-oil tax revenues increased by 4.7%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 0.8 percentage points, to 10.5%, as compared to approximately 11.3% in the same period of 2013.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2009-2013 and the first eleven months of 2014, as well as the projected expenditures set forth in the 2014 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, Luz y Fuerza del Centro (LYFC), the Instituto Mexicano del Seguro Social (IMSS) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE).

Public Sector Budgetary Expenditures

	2009	2010	2011(1)	2012(1)	2013(1)	First eleven months of 2014(1)	2014 Budget(1)(2)
	(in billions of constant pesos(3))

Budgetary expenditures	3,088.9	3,333.9	3,631.3	3,920.3	4,178.3	4,020.1	4,437.2
Current expenditures	2,482.2	2,673.9	2,927.8	3,178.8	3,302.5	3,205.6	3,621.6
Salaries	462.9	477.6	519.2	564.5	589.1	555.9	637.1
Federal Government	186.0	196.2	207.0	228.2	229.4	213.5	252.5
Public agencies	276.9	281.4	312.2	336.3	359.6	342.3	384.6
PEMEX	83.0	90.3	99.6	106.6	113.8	109.5	123.6
CFE	45.3	48.3	58.3	65.1	70.7	73.7	74.6
LYFC	16.9	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	107.1	115.8	124.9	133.7	142.5	130.3	152.4
ISSSTE	24.6	27.1	29.4	30.9	32.6	28.8	34.0
Interest	262.8	255.8	273.9	305.1	314.6	225.3	380.4
Federal Government	231.3	216.3	240.5	256.9	270.3	178.5	319.4
Public agencies	31.5	39.5	33.4	48.2	44.3	46.8	61.0
PEMEX	26.8	33.4	25.2	38.4	32.6	35.4	45.6
CFE	4.8	6.0	8.2	9.8	11.7	11.4	15.4
LYFC	0.0	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	714.4	762.0	857.5	931.2	992.5	1,007.1	1,115.1
Total	981.4	1,048.1	1,159.2	1,279.4	1,367.8	1,401.6	1,510.6
To public sector	267.0	286.1	301.7	348.2	375.3	394.5	395.5
States’ revenue sharing	375.7	437.3	477.3	494.3	532.5	538.8	577.6
Acquisitions	190.6	216.6	240.9	266.3	270.4	215.6	240.9
Federal Government	17.9	18.7	21.2	20.3	18.4	18.2	19.5
Public agencies	172.6	197.9	219.7	246.0	252.0	197.4	221.4
PEMEX	13.0	11.9	9.7	10.2	8.8	7.6	11.3
CFE	116.8	138.2	153.1	173.9	183.1	137.2	143.7
LYFC	1.4	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	31.7	35.2	39.1	46.0	44.9	40.9	50.5
ISSSTE	9.7	12.6	17.9	15.9	15.2	11.7	16.5
Other current expenditures	475.8	524.6	559.0	617.5	603.4	662.9	670.5
Federal Government	135.7	151.2	168.6	176.3	149.8	183.5	172.3
Public agencies	340.2	373.4	390.4	441.1	453.6	479.4	498.1
PEMEX	41.6	41.4	34.2	35.4	33.7	41.0	29.2
CFE	47.9	48.6	38.4	51.4	36.7	35.2	47.7
LYFC	0.1	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	159.9	181.2	202.1	227.8	246.6	252.5	269.3
ISSSTE	90.7	102.2	115.7	126.5	136.6	150.7	151.9
Capital expenditures	606.6	660.1	703.5	741.5	875.8	814.5	845.6
Federal Government	309.3	349.3	388.8	387.2	502.5	449.8	439.6
Public agencies	297.4	310.8	314.8	354.3	373.3	364.6	406.0
PEMEX	249.6	266.5	266.0	309.9	331.3	329.9	357.5
CFE	31.4	32.1	36.0	34.1	33.8	33.7	40.6
LYFC	3.4	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	5.6	7.5	8.4	8.1	3.2	0.5	4.8
ISSSTE	7.2	4.6	4.4	2.2	4.9	0.5	3.1
Payments due in previous years	—	—	—	—	—	—	–30.1

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Budgetary estimates are as of December 2013. Budgetary estimates were converted into constant pesos using the GDP deflator for 2014 estimated as of December 2013.
(3)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during the first ten months of 2014, net public sector budgetary expenditures increased by 8.4% in real terms as compared to the first ten months of 2013. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 8.0% in real terms as compared to the first ten months of 2013. During the first ten months of 2014, the financial cost of public sector debt increased by 3.9% in real terms as compared to the same period of 2013.

As of October 31, 2014:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 12.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.6 billion;

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

2015 Budget

On September 9, 2014, the President of Mexico submitted the proposed Federal Revenue Law for 2015 (the 2015 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2015 (Federal Expenditure Budget for 2015, or the 2015 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2015 Revenue Law and the 2015 Expenditure Budget were approved on October 30, 2014 and November 13, 2014, and were published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 13, 2014 and December 3, 2014, respectively. We refer to these two bills together as Mexico’s 2015 budget (the 2015 Budget).

The 2015 Budget allows ministries and budget-controlled agencies to request additional expenditures to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2015 Budget. In addition, the 2015 Budget provides that the executive branch, acting through the Ministry of Finance and Public Credit, is authorized to approve, if certain conditions are met, additional expenditures requested by certain ministries or budget-controlled agencies in the event that these entities realize revenues greater than those projected in the 2015 Budget.

The 2015 Budget, as adopted by Congress, provides for a public sector budget deficit excluding physical investments by PEMEX of (1.0)% of GDP. Including PEMEX’s physical investment program, the 2015 Budget provides for a public sector budget deficit of (3.5)% of GDP. The 2015 Budget contemplates public sector budgetary revenues totaling Ps. 4,003.6 billion, a 1.4% increase in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2014 budget (the 2014 Budget). This is based on an assumed weighted average Mexican crude oil export price of U.S. $82.00 per barrel and an estimated volume of oil exports of 2,400,000 barrels per day. Oil revenues are estimated at Ps. 1,198.7 billion in nominal pesos, a 7.1% decrease in real terms as compared to the estimated amount for the 2014 Budget. In addition, approved non-oil revenues are Ps. 2,804.9 billion, a 5.6% increase as compared to the estimated amount for the 2014 Budget. Finally, projected non-oil tax revenue also increased by 7.0% in real terms as compared to the amount approved for the 2014 Budget.

Mexico’s 2015 Budget provides for a total of Ps. 4,154.1 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 540.6 billion), a 1.2% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2014 (Federal Expenditure Budget for 2014, or the 2014 Expenditure Budget). Estimated budget expenditures include:

•	Ps. 134.8 billion (3.0% of total budgetary programmable expenditures) on health;

•	Ps. 305.1 billion (6.0% of total budgetary programmable expenditures) on education;

•	Ps. 322.0 billion for the servicing of the debt of the Government, including the servicing of IPAB’s debt;

•	Ps. 114.5 billion (2.0% of total budgetary programmable expenditures) on social development; and

•	Ps. 68.5 billion for the servicing of the debt of the Federal Electricity Commission and PEMEX.

The 2015 Budget authorizes the Government to incur net domestic debt in the amount of Ps. 595 billion in nominal pesos, or 26% of GDP. The 2015 Budget also authorizes the Government to incur an additional U.S. $6 billion in external indebtedness, which includes financing from international financial organizations.

The table below sets forth the budgetary results for 2013, as well as the first nine months of 2014. It also sets forth the assumptions and targets underlying Mexico’s 2014 Budget and 2015 Budget.

2013 and First Nine Months of 2014 Results; 2014 Budget and 2015 Budget Assumptions and Targets

	2013 Results(1)	2014 Budget(2)	First nine months of 2014 Results(1)	2015 Budget(5)
Real GDP growth (%)	1.4%	3.9%	1.9%	3.7%
Increase in the national consumer price index (%)	4.0%	3.0%	2.2%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$98.46	$85.00 (3)	$93.60	$82.00
Current account deficit as % of GDP	(2.2)%	n.a.	(1.9)%	n.a.
Average exchange rate (Ps./$1.00)	12.8	12.9	13.1	13.0
Average rate on 28-day Cetes (%)	3.8%	4.0%	3.1%	3.5%
Public sector balance as % of GDP(4)	(2.3)%	(3.5)%	(2.5)%	(3.5)%
Primary balance as % of GDP(4)	(0.4)%	n.a.	(1.2)%	n.a.

n.a. = Not available.

(1)	Preliminary figures.
(2)	2014 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2014 and in the Programa Económico 2014 (Economic Program for 2014). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2014 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2014 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2014 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2012 Form 18-K.
(5)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2015 (General Economic Policy Guidelines for 2015) and in the Programa Económico 2015 (Economic Program for 2015), as modified by the 2015 Budget adopted by the Mexican Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

According to preliminary figures, at September 30, 2014, the Government’s net internal debt totaled Ps. 4,189.1 billion, a 7.6% increase in nominal terms as compared to Ps. 3,893.9 billion outstanding at December 31, 2013. This debt figure includes the Ps. 159.1 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 4,509.9 billion according to preliminary figures, a 6.6% increase in nominal terms as compared to the Ps. 4,230.9 billion outstanding at December 31, 2013.

According to preliminary figures, at September 30, 2014, the Government’s gross internal debt totaled Ps. 4,570.9 billion, a 12.5% increase in nominal terms as compared to Ps. 4,063.2 billion outstanding at December 31, 2013. Of the total gross internal debt at September 30, 2014, Ps. 503.7 billion represented short-term debt, as compared to Ps. 480.6 billion at the end of 2013, and Ps. 4,067.2 billion represented long-term debt, as compared to Ps. 3,582.6 billion at the end of 2013. The gross internal debt of the public sector, on the other hand, totaled Ps. 4,993.8 billion at September 30, 2014 according to preliminary figures, a 13.3% increase in nominal terms as compared to Ps. 4,408.9 billion outstanding at December 31, 2013.

According to preliminary figures, at September 30, 2014, the Government’s financing costs on its internal debt totaled Ps. 127.1 billion, or 0.8% of GDP, representing a 6.6% nominal increase as compared to its financing costs of Ps. 119.2 billion, or 0.7% of GDP, during the same period of 2013.

As of September 30, 2014, the average maturity of the Government’s internal debt decreased to 7.8 years.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	At December 31,
	2009			2010			2011			2012			2013			At September 30, 2014(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,249.7	93.0%
Cetes		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		675.7	14.8
Floating Rate Bonds		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		222.9	4.9
Inflation-Linked Bonds		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,066.2	23.3
Fixed Rate Bonds		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,280.2	49.9
STRIPS of Udibonos		—	—		—	—		—	—		1.0	0.0		3.6	0.1		4.8	0.1
Other(3)		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		321.1	7.0

Total Gross Debt	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,570.9	100%

Net Debt
Financial Assets(4)		(231.4)			(79.4)			(85.6)			(74.2)			(169.3)			(381.8)

Total Net Debt	Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,189.1

Gross Internal Debt/GDP			21.2%			20.6%			20.5%			22.1%			24.2%			26.8%
Net Internal Debt/GDP			19.3%			20.1%			19.9%			21.6%			23.2%			24.6%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013 and Ps. 159.1 billion at September 30, 2014 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

At December 31, 2013, outstanding gross public sector external debt totaled U.S. $134.4 billion, an approximate U.S. $8.7 billion increase from the U.S. $125.7 billion outstanding at the end of 2012. Of this amount, U.S. $130.9 billion represented long-term debt and U.S. $3.5 billion represented short-term debt. Net external indebtedness also increased U.S. $9.3 billion during 2013 due to an increase in the long-term indebtedness of Government and of public companies such as PEMEX and CFE, as well as an increase in the short-term indebtedness of development banks. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 35.8% of nominal GDP, an increase of 2.4 percentage points from the end of 2012.

According to preliminary figures, at September 30, 2014, outstanding gross public sector external debt totaled U.S. $146.4 billion, an approximate U.S. $12.0 billion increase from the U.S. $134.4 billion outstanding at the end of 2013. Of this amount, U.S. $142.4 billion represented long-term debt and U.S. $4.0 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 37.7% of nominal GDP, an increase of 1.9 percentage points from the end of 2013.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Government’s gross external debt, the Government’s net external debt and the Government’s net debt.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2009	U.S.$	47,350	U.S.$	41,048	U.S.$	6,202	U.S. $	94,600	U.S. $	1,754	U.S. $	96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
September 30, 2014(3)		76,645		60,331		5,456		142,432		4,014		146,446

By Currency(4)

	At December 31,															At September 30, 2014(3)
	2009			2010			2011			2012			2013(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.1%	U.S. $	119,088	81.3%
Japanese yen		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,553	3.8
Pounds sterling		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		2,961	2.0
Swiss francs		716	0.7		953	0.9		910	0.8		961	0.8		969	0.7		921	0.6
Others		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		14,932	11.1		17,924.1	12.2

Total	U.S.$	96,354	100.0%	U.S. $	110,428	100.0%	U.S. $	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	146,446	100.0%

Net External Debt of the Public Sector

	At December 31,										At September 30, 2014(3)
	2009		2010		2011		2012		2013(3)
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	91,721.9	U.S.$	104,679.1	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	144,021.7
Gross External Debt/GDP		9.85%		9.75%		10.43%		10.09%		10.48%		11.55%
Net External Debt/GDP		9.38%		9.24%		10.18%		9.77%		10.21%		11.36%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2014) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Gross External Debt of the Federal Government

	At December 31,															At September 30, 2014(3)
	2009			2010			2011			2012			2013(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	41,578	85.4%	U.S.$	47,869	83.7%	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S.$	62,285	86.3%	U.S.$	62,650	81.5%
Japanese yen		1,665	3.4%		3,756	6.6%		3,933	6.4%		4,433	6.6%		3,643	5.0%		4,034	5.2%
Swiss francs		242	0.5%		269	0.5%		267	0.5%		—	0.0%		—	0.0%		—	0.0%
Pounds sterling		770	1.6%		746	1.3%		741	1.2%		774	1.1%		789	1.1%		2,394	3.1%
Euros		4,454	9.2%		4,547	9.0%		4,708	7.7%		4,789	7.1%		5,463	7.6%		7,788	10.1%

Total	U.S.$	48,708	100.0%	U.S.$	57,187	100.0%	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S.$	72,180	100.0%	U.S.$	76,866	100.0%

Net External Debt of the Federal Government

	At December 31,										At September 30, 2014(3)
	2009		2010		2011		2012		2013(3)
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S.$	46,207.8	U.S.$	52,339	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	76,129.8
Gross External Debt/GDP		4.98%		5.05%		5.50%		5.42%		5.63%		6.06%
Net External Debt/GDP		4.72%		4.62%		5.35%		5.30%		5.45%		6.01%

Net Debt of the Federal Government
	At December 31,										At September 30, 2014(3)
	2009		2010		2011		2012		2013(3)
External Debt		19.63%		18.72%		21.14%		19.70%		19.01%		19.65%
Internal Debt		80.37%		81.28%		78.86%		80.30%		80.99%		80.35%

Recent Securities Offerings

•	On November 25, 2014, Mexico issued U.S. $2.0 billion of its 3.600% Global Notes due 2025. The notes were issued under Mexico’s U.S. $110 billion MTN program.